EXHIBIT 4.6

Consulting Agreement

This agreement is entered into by and between GivBux, Inc., a Nevada corporation ("Company") and Greg01y Wong ("Consultant") on this October 3, 2022

Recitals

Whereas, Mr. Wong is an independent consultant engaged in business consulting and willing to consult with company; and

Whereas, the company is a Fin-Tech company focused on the development and marketing of its GivBux Super-App; and

Whereas, the company is interested in rece1vmg introductions from consultant of consultants contacts and also assisting the company with its marketing strategies that translate into high revenues; and

Whereas, consultant is interested in introducing his contacts to company as well as assisting the company with its marketing initiatives; and

Whereas, the consultant and company are desirous that the consultant provide certain services to the company as set out herein.

NOW THEREFORE, in consideration of the mutual promises and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as for:

Terms and Conditions

1.1 Non- Exclusive. Company will retain the services of Consultant on a non-exclusive basis pursuant to the terms and conditions set forth herein.

1.2 Consulting Services. The Company hereby retains the Consultant as an independent consultant to the Company and the Consultant hereby accepts and agrees to such retention.

The Consultant shall:

■	A. Drive revenue to the GivBux Brand center by renting the GivBux Lounge and renting associated yachts to drive revenue
■	B. Introduce the company to companies and /or individuals that are interested in the company's services or in providing services to the company
■	C. Introduce the company to consultant's contacts
■	D. Assist with the role out of new marketing initiatives to increase GivBux Super-App downloads
■	E. Introduce the company to consultant's potential investor contacts

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1.3 Time. Manner and Place of Performance. The Consultant provides services similar to those provided for herein to other Companies that may include several private companies. The Company agrees that the Consultant does not and shall not be required to devote his / her or its full-time efforts to the Company. The Consultant shall devote such time to the Company as is reasonable and necessary to provide the Consulting Services to the Company. Consultant shall be available for advice and counsel to the officers and directors of the Company at such reasonable and convenient times on the phone as may mutually be agreed upon.

2. Compensation. 25,000 shares ofrestricted common stock of the company and $5,000 for 3 months consulting services plus 20% commission on sales from GB Lounge and yacht rentals

2.1 Term of Agreement. This Agreement will have a term of 1 year and will not automatically renew.

3.0 Termination: Either party may terminate this for any of the following reasons.

(a) A party requests the other to perf01m acts or services in violation of any law, rule, regulation, policy or order of any federal or state regulatory agency.

(b) A party distributes to the public infom1ation containing material misrepresentations or omissions.

(c) A party engages in conduct in violation of any law, including rules, regulations, orders and policies of any federal or state regulatory agency.

3.1 Confidentiality. The Consultant recognizes and acknowledges that it has and will have access to certain confidential information of the Company's ("Confidential Information"). The Consultant will not, during the term of this Agreement, disclose, without authorization of the Company, any Confidential Information to any person, except authorized representatives of the Consultant or its affiliates, for any reason or purpose whatsoever. In this regard, the Company agrees that such authorization or consent to disclose may be conditioned upon the disclosure being made pursuant to a secrecy agreement, protective order, provision of statute, rule, regulation or procedure under which the confidentiality of the information is maintained in the hands of the person to whom the infonnation is to be disclosed or in compliance with the terms of a judicial order or administrative process. Any information, which has been disclosed to the public by the Company or upon the authorization of the Company, shall not be considered Confidential Information. It is the Company's responsibility to inform the Consultant in writing what is confidential information. The Company agrees not to disclose any infonnation about this agreement to any other business associates of Consultant. The terms of this agreement are to be confidential. Any disclosure of the terms of this agreement that results in damage to the consultant or the principles of consultant the Company will be held liable.

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3.2 Legal Compliance Both parties shall comply with all laws, rules, regulations, orders, decrees, judgments and other governmental acts of the United States of America and any nations and their political subdivisions, agencies and instrumentalities that may be applicable to the parties or their activities hereunder, and each party shall require its affiliates and/or licensees to do the same. Company shall take such steps as may be necessary with respect to compliance with foreign exchange regulation or other similar requirements to assure the right of Company to receive funds from foreign countries and to remit compensation payable hereunder to foreign countries, and shall keep Consultant informed of same. Each party shall cooperate with the other in the preparation, execution, and delivery of documents and the performance of acts necessary or desirable for each party to comply with this Section.

3.4 Not an Employee, Partner or Joint Venture. The parties understand that Consultant is an independent contractor and Consultant is not an agent, employee, joint venturer or partner of Company.

3.5 Indemnification for Securities Violations and Limitation of Liability

The Company agrees to indemnify and hold harmless the Consultant against any losses, claims, damages, liabilities and/or expenses (including any legal or other expenses reasonably incurred in investigating or defending any action or claim in respect thereof) to which the Consultant may become subject under the Securities Act of 1933 as amended or the Securities Exchange Act of 1934 as amended, because of actions of the Company or its agent(s), Company's material publicly available to the Consultant, or materials provided to Consultant by Company for use by Consultant in its perfom1ance under this Agreement.

3.6 Conflict of Interest. This Agreement is non-exclusive. The Consultant shall he free to perform services for other companies and persons. Consultant will use its best efforts to avoid conflicts of interest. Conflicts that may arise include but are not limited to representation by Consultant of a competitor or potential competitor of Company. Company agrees that it shall not be a conflict of interest that Consultant devotes time and resources to companies and persons other than Company.

3.7 Severability. This Agreement shall be construed in accordance with the laws of the State of California. 1n the event than any part of this Agreement shall be determined to be void or unenforceable, the remaining parts shall continue to be construed separately and apart from such void or unenforceable parts.

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3.8 Applicable Law. This Agreement shall be interpreted and construed in accordance with and pursuant to the laws of California. Venue and Jurisdiction for all disputes, legal proceedings, arbitrations or mediation shall be Orange County, California.

3.9 Counterparts. This Agreement may be executed in counterparts, each of which shall constitute and be deemed an original, but both of which taken together shall constitute to one and the same document.

By Company:

DATED: October 3, 2022		By:	/s/ Robert Thompson
GivBux, Inc.
Robert Thompson, President
By Consultant:

DATED: October 3, 2022		By:	/s/ Gregory Wong
Consultant
Gregory Wong

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